FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2020

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the shareholders of Enel Generación Chile S.A. decreased 61% to Ch$ 62,421 million as of March 2020, due to the Ch$ 121,118 million extraordinary income booked in March 2019 as a consequence of the early termination of three energy supply contract signed by Enel Generación Chile with Anglo American Sur in 2016.

▪  When excluding this extraordinary effect, net income attributable to the shareholders of Enel Generación Chile S.A. decreased 13% when compared to the Ch$ 71,707 million adjusted net income as of March 31, 2019.

▪  Net electricity generation reached 3,907 GWh as of March 2020, 741 GWh less than the same period of last year mainly due to lower thermal dispatch (- 529 GWh) partly explained by a forced disconnection at Bocamina I and II power plants, lower marginal costs due to the availability of gas from Argentina, both for the operation of our plants and for third parties, in addition to lower hydroelectric generation (- 210 GWh) related to the country´s hydrologic condition.

▪  Operating revenues decreased 29% to Ch$ 373,299 million when compared to March 2019 due to the extraordinary income recorded last year as mentioned above, and also due to lower gas sales. This was partially offset by higher energy sales mainly related to a positive effect on the price expressed in Chilean pesos as a result of the depreciation of the local currency against the US dollar.

▪  Procurement and services costs increased 1% to Ch$ 233,697 million, mainly explained by the higher electricity purchases in the spot market.

▪  As a result of the factors previously mentioned, the Company’s EBITDA as of March 2020 decreased 59% to a total Ch$ 106,448 million. When excluding the extraordinary effect related to the early termination of the Anglo American Sur contracts, EBITDA decreased 23% when compared to March 2019.

 • 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

▪  Financial results improved from a net financial expense of Ch$ 10,361 million to a net income of Ch$ 807 million as of March 2020, mainly explained by a greater income related to exchange rate differences.

▪  Regarding the COVID-19 Pandemic, the Company is focusing its effort on guaranteeing the safety of its operations, and also the health and safety of its workforce. We have implemented measures such as, remote working for all those performing non-essential tasks; increased hand washing frequency and the use of masks; increased frequency of common area and common transportation sanitization; postponed major maintenance programs; separation of working teams; reduced daily maintenance activities performing only those strictly related to the safety and reliability of our operations; among other measures.

FINANCIAL SUMMARY

▪  Gross debt of the company declined US$ 105 million when compared to the level of March 2019 to US$ 1,150 million as of March 31, 2020.

▪  The average cost of debt increased from 6.1% for the first quarter of last year to 6.9% as of March 2020.

▪  The Company’s cash and cash equivalents amounted to US$ 11 million as of March 2020.

___________________________________________________________________

 • 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

The Enel Generación Chile Group owns and operates 110 electricity generation units with 6,114 MW total combined installed capacity as of March 31, 2020. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 21 are thermal generation units with 2,580 MW installed capacity that operate using gas, coal, and fuel oil and 51 are wind generation units with 78 MW installed capacity. This means that 58% of our installed capacity corresponds to renewable energy and 42% corresponds to thermal power plants.

Market	Energy Sales		Market Share
	(GWh)%
	1Q 2020	1Q 2019	1Q 2020	1Q 2019
Sist. Eléctrico Nacional (SEN)	5,529	5,652	30.0%	31.4%

	5,529	5,652

Market	Energy Sales		Market Share
	(GWh)%
	FY 2019	FY 2018	FY 2019	FY 2018
Sist. Eléctrico Nacional (SEN)	22,232	23,343	31.0%	32.8%

	22,232	23,343

 • 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COVID-19 Contingency:

On January 30, 2020, the World Health Organization (WHO) declared the new 2019 coronavirus, or COVID-19 outbreak as a “Public health emergency of international concern”. On March 11, 2020, the WHO confirmed that the COVID-19 outbreak had become a pandemic, which could significantly affect Chile, as well as our commercial partners nationally and internationally.

To face this COVID-19 international public health emergency, on March 18, 2020, President Sebastian Piñera declared a constitutional state of exception defined as State of Catastrophe. With this in place, he established several containment measures specifically aimed at restricting freedom of mobility, including a curfew, selective quarantines in affected areas, prohibition of large gatherings, temporary closure of businesses, among others.

Within this context, the Group has established guiding principles in order to guarantee compliance to measures introduced by the government, and has carried out several actions to adopt the most appropriate procedures to prevent and/or mitigate the effects of COVID-19 in the work place while guaranteeing the business’ continuity. The following have made this possible:

▪  Implementation of teleworking for all employees that can work remotely, method that was introduced to the Group a few years ago. The investments made in digitalization have enabled remote work to be just as efficient and effective.

▪  Digitalization of processes and infrastructure, which ensure regular operations of our assets, continuity of electric services, and remote management of all activities related to the market and customer relations.

Based on the information currently available, in a scenario of continued evolution in terms of the expansion of infections and containment measures adopted by the Chilean government, it is not possible, at this moment, to quantify the effects that the COVID-19 pandemic could have on our business. However, due to the fact that our Group has a solid financial structure and a level of digitalization that can guarantee the continuity of operational activities with the same standard of service, up until this report was presented, there is no evidence of a significant impact of COVID-19 on the Group.

 • 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Regulatory Changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables are to be recovered by December 31, 2027.

 • 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of March 2020 amounted to a Ch$ 62,421 million profit, compared to a Ch$ 160,123 million profit booked for the same period of 2019.

The following table shows comparative figures for each item of the income statement for continuing operations as of March 31, of 2020 and 2019:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1Q 2020	1Q 2019	Chg	Chg %

REVENUES	373,299	523,152	(149,853)	(29%)
Sales	371,704	397,043	(25,339)	(6%)
Other operating revenues	1,595	126,109	(124,514)	(99%)
PROCUREMENT AND SERVICES	(233,697)	(230,659)	(3,038)	1%
Energy purchases	(112,055)	(73,062)	(38,993)	53%
Fuel consumption	(46,897)	(66,965)	20,068	(30%)
Transportation expenses	(36,513)	(43,297)	6,784	(16%)
Other variable procurement and services costs	(38,232)	(47,335)	9,103	(19%)
CONTRIBUTION MARGIN	139,602	292,493	(152,891)	(52%)
Other work performed by entity and capitalized	614	994	(380)	(38%)
Employee benefits expense	(11,552)	(12,310)	758	(6%)
Other fixed operating expenses	(22,216)	(20,943)	(1,273)	6%
GROSS OPERATING INCOME (EBITDA)	106,448	260,234	(153,786)	(59%)
Depreciation, Amortization	(25,097)	(27,819)	2,722	(10%)
Impairment (Reversal) for applying IFRS 9	(103)	(71)	(32)	45%
OPERATING INCOME	81,248	232,344	(151,096)	(65%)
NET FINANCIAL EXPENSE	807	(10,361)	11,168	(108%)
Financial income	1,795	1,363	432	32%
Financial costs	(15,206)	(12,225)	(2,981)	24%
Gain (Loss) for indexed assets and liabilities	(500)	(900)	400	(44%)
Foreign currency exchange differences, net	14,718	1,401	13,317	n/a
OTHER NON-OPERATING RESULTS	(742)	128	(870)	n/a
Share of profit (loss) of associates accounted for using the equity method	(742)	128	(870)	n/a
NET INCOME BEFORE TAXES	81,313	222,111	(140,798)	(63%)
Income Tax	(17,738)	(60,125)	42,387	(70%)
NET INCOME	63,575	161,986	(98,411)	(61%)

NET INCOME	63,575	161,986	(98,411)	(61%)
Shareholders of the parent company	62,421	160,123	(97,702)	(61%)
Non-controlling interest	1,154	1,863	(709)	(38%)
Earning per share (Ch$ /share)	7.61	19.52	(11.91)	(61%)

Earnings per share from continuing operations (Ch$ /share)	7.61	19.52
Earnings per share (Ch$ /share)	7.61	19.52
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

 • 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Operating Income

The Company´s EBITDA decreased Ch$ 153,786 million to Ch$ 106,448 million as of March 31, 2020. Operating income decreased Ch$ 151,096 million to Ch$ 81,248 million as of March 31, 2020.

Operating revenues totaled Ch$ 373,299 million, representing a Ch$ 149,853 million, 29% reduction when compared to the previous year, mainly due to the following:

-       Lower other sales for Ch$ 41,126 million mainly due to a reduction in gas sales revenue.

-       Lower other operating revenues for Ch$ 124,514 million mainly due to the extraordinary income for Ch$ 121,118 million received the previous year relating to the early termination of the three Anglo American Sur contracts signed in 2016 and lower commodities revenue for Ch$ 1,044 million.

The above was partially offset by:

-       Greater energy sales amounting to Ch$ 16,281 million, mainly explained by a positive effect on the price expressed in Chilean pesos for Ch$ 37,366 million as a result of the depreciation of the local currency compared to the US dollar. This was partially offset by lower physical sales for Ch$ 23,487 million, equivalent to -124 GWh (-518 GWh to regulated customers, -49 GWh in the spot market, partially offset by higher physical sales of +443 GWh to free customers).

Procurement and services costs increased 1% to Ch$ 3,038 million because of the following:

-       Energy purchases increased Ch$ 38,993 million, mostly explained by greater physical energy purchases on the spot market (+613 GWh), as a result of lower thermal dispatch (-529 GWh) partly related to lower marginal costs due to the availability of gas from Argentina, both for the operation of our plants and for third parties, and the forced disconnection of Bocamina I and II power plants for 22 days in 2020. In addition, there was a lower hydroelectric generation (-210 GWh) explained by the hydrological conditions that affect the country.

This was partially offset by:

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

-       Fuel consumption costs decreased by Ch$ 20,068 million, primarily explained by lower coal consumption costs for Ch$ 18,608 million mostly due to a lower thermal generation in the period, in addition to the impact of a lower purchase price of coal in the international market, and also a reduction in gas consumption costs amounting to Ch$ 1,106 million due to the lower price of natural gas as a consequence of greater supply coming from Argentina.

-       Transportation costs decreased Ch$ 6,784 million mainly due to lower tolls amounting to Ch$ 9,853 million related to the recalculation of 2018 tariff revenue, lower gas transportation costs amounting to Ch$ 2,960 million, all offset by greater gas regasification costs for Ch$ 6,144 million.

-       Other procurement and services costs decreased Ch$ 9,103 million, mainly due to lower gas commercialization costs for Ch$ 28,552 million, lower thermal emission taxes for Ch$ 1,185 million, lower costs of other various generation supplies for Ch$ 647 million (water, chemicals, etc.) offset by a higher cost of commodity hedging derivatives amounting to Ch$ 20,823 million.

Personnel expenses (excluding capitalized personnel costs) reached Ch$ 10,938 million as of March 31, 2020, a Ch$ 378 million reduction when compared to the same period of 2019, mainly due to a lower number of employees that explains Ch$ 809 million, lower severance payments for Ch$ 153 million, offset by greater expenses related to actuarial benefits and others amounting to Ch$ 204 million, and a Ch$ 380 million reduction in the capitalization of employee costs of the Los Cóndores project.

Other fixed operating costs increased Ch$ 1,273 million, primarily related to technical and managerial service costs for Ch$ 801 million, a Ch$ 690 million increase in insurance costs and a Ch$ 148 million increase in donations offset by a Ch$ 529 million reduction in maintenance and repair costs.

Depreciation and amortization decreased by Ch$ 2,722 million mostly explained by a lower depreciation of Tarapacá and Bocamina I coal-fired generating units impaired in June 2019 for Ch$ 2,833 million, which is part of the decarbonization process that the Group is carrying out.

 • 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Revenues, costs and operating income for the periods ended March 31, 2020 and 2019, are shown below:

OPERATING INCOME	1Q 2020			1Q 2019
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	370,489	(310,492)	59,997	523,274	(337,686)	185,588
Empresa Eléctrica Pehuenche S.A.	37,748	(16,497)	21,251	36,145	(8,425)	27,720
GasAtacama Chile and subsidiaries(*)	-	-	-	67,498	(48,625)	18,873
Consolidation adjustments	(34,938)	34,938	-	(103,765)	103,928	163

Total Consolidated	373,299	(292,051)	81,248	523,152	(290,808)	232,344

*GasAtacama merged into Enel Generación Chile on October 1, 2019

Energy sales of Enel Generación Chile and subsidiaries for the periods ended March 31, 2020 and 2019 are shown below:

ENERGY SALES (Million Ch$)	Enel Generación Chile
	1Q 2020	1Q 2019

Sales to regulated customers	200,907	227,353
Sales to unregulated customers	158,634	115,134
Sales at spot market	1,551	2,325

Total energy sales	361,093	344,812

 • 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Non-Operating Income

Non-operating income as of March 31, 2020 and 2019 are summarized below:

NON-OPERATING INCOME (Million Ch$)	1Q 2020	1Q 2019	Chg	Chg %

NET FINANCIAL RESULT	807	(10,361)	11,168	(108%)
Financial income	1,795	1,363	432	32%
Financial costs	(15,206)	(12,225)	(2,981)	24%
Gain (Loss) for indexed assets and liabilities	(500)	(900)	400	(44%)
Foreign currency exchange differences, net	14,718	1,401	13,317	n/a
OTHER NON-OPERATING RESULTS	(742)	128	(870)	n/a
Share of profit (loss) of associates accounted for using the equity method	(742)	128	(870)	n/a
NET INCOME BEFORE TAXES	81,313	222,111	(140,798)	(63%)
Income Tax	(17,738)	(60,125)	42,387	(70%)
NET INCOME	63,575	161,986	(98,411)	(61%)

NET INCOME	63,575	161,986	(98,411)	(61%)
Shareholders of the parent company	62,421	160,123	(97,702)	(61%)
Non-controlling interest	1,154	1,863	(709)	(38%)

Net Financial Result

The financial result as of March 31, 2020 reached a Ch$ 807 million profit, which represents a Ch$ 11,168 million improvement when compared to the same period of the previous year, which is mainly due to the following:

Higher financial income amounting to Ch$ 432 million, mainly income related to the Tariff Stabilization Law amounting to Ch$ 856 million, higher financial income of Ch$ 779 million relating to invested cash flows through the Centralized Treasury Service Contract with Enel Chile S.A., offset by lower returns on fixed income investments amounting to Ch$ 1,203 million.

Greater financial expenses amounting to Ch$ 2,981 million, mainly explained by the Ch$ 3,088 million increase of interest expenses on bonds offset by the Ch$ 107 million reduction in bank fees.

Lower losses related to indexation amounting to Ch$ 400 million primarily due to the greater positive effect of applying IAS 29 on the Group branch in Argentina that amounted to a Ch$ 1,585 million profit, and greater income on hedging derivative contracts for Ch$ 2,614 million and greater income from adjustments to recoverable taxes for Ch$ 367 million. These effects were offset by greater losses due to adjustments to UF-denominated debt amounting to Ch$ 3,166 million.

 • 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Greater income from exchange differences amounting to Ch$ 13,317 million, mainly explained by higher positive exchange differences of trade accounts receivables amounting to Ch$ 21,350 million, which includes the Ch$ 19,949 million related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers, greater positive exchange differences on cash and cash equivalents for Ch$ 958 million, all partially offset by greater negative exchange differences on trade accounts payable for Ch$ 4,566 million and on derivative contracts for Ch$ 4,435 million.

Income from companies accounted for using the equity method

The Ch$ 870 million negative variation is mainly due to the greater loss of our associate company GNL Chile S.A. for Ch$ 918 million.

Corporate Taxes

Corporate income taxes amounted to Ch$ 17,738 million, equivalent to a Ch$ 42,387 million reduction in taxes when compared to the previous period, mainly due to a Ch$ 32,702 million reduction in deferred taxes as a consequence of the extraordinary income related to the early termination of the 3 Anglo American Sur contracts in 2019, a tax reduction due to 2020 consumer price index (IPC in its Spanish acronym) adjustments for Ch$ 4,152 million and also a Ch$ 8,094 million lower tax expense as a consequence of the Company´s lower profit for the first quarter of 2020.

 • 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Mar-20	Dec-19	Chg	Chg %

Current Assets	574,810	591,085	(16,275)	(3%)
Non-Current Assets	3,089,626	2,996,114	93,512	3%

TOTAL ASSETS	3,664,436	3,587,199	77,237	2%

Total assets of the Company as of March 2020 increased Ch$ 77,237 million when compared to December 2019, mainly due to:

➢  Current Assets decreased 3%, or Ch$ 16,275 million, mainly due to the following:

❖  A Ch$ 3,888 million reduction in Cash and cash equivalents, mainly lower bank account balances for Ch$ 6,244 million offset by a Ch$ 2,350 million increase in time deposits.

❖   A Ch$ 4,066 million reduction in Trade accounts receivables and other current accounts receivables, mainly related to lower supplier advance payments  amounting to Ch$ 6,124 million, lower employee accounts receivables for Ch$ 871 million, offset by a greater balance of customer accounts receivbles for Ch$ 2,892 million.

❖  Current accounts receivables from related parties declined Ch$ 32,892 million mainly due to lower accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 20,791 million, lower balance of receivables from Enel Global Trading SpA for Ch$ 19,206 million related to gas sales and commodity derivative transactions, lower balance of receivables for energy sales to Enel Distribucion Chile for Ch$ 2,415 million, partially offset by a greater balance of receivables from Enel Chile for Ch$ 10,198 million related to the Centralized Treasury Service Contract.

❖  The above is partially compensated by an increase in Other non financial current assets for Ch$ 10,497 million, mainly insurance policy contracts for Ch$ 10,262 million.

❖  A Ch$ 6,164 million increase in Inventories, mainly coal and gas amounting to Ch$ 4,877 million and spare parts for Ch$ 1,354 million.

 • 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

❖  A Ch$ 7,910 million increase in Current tax assets, mainly monthly employee related payments.

➢  Non-Current Assets increased Ch$ 93,512 million, mainly explained by:

❖  A Ch$ 35,208 million increase in Trade accounts receivables and other non-current accounts receivables, mainly the Ch$ 35,451 million in pending tariff adjustments related to the Tariff Stabilization Law.

❖  A Ch$ 57,243 million increase in Non-current accounts receivables from Related Parties mainly explained by greater accounts receivables related to advance payments to GNL Chile S.A for Ch$ 36,169 million and greater accounts receivables from Enel Distribución Chile as a consequence of the Tariff Stabilization Law for Ch$ 21,074 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Mar-20	Dec-19	Chg	Chg %

Current Liabilities	530,235	488,184	42,051	9%
Non-Current Liabilities	1,211,283	1,125,161	86,122	8%
Net Equity	1,922,918	1,973,854	(50,936)	(3%)
Equity attributable to shareholders of parent company	1,911,685	1,963,775	(52,090)	(3%)
Non-controlling	11,233	10,079	1,154	11%

TOTAL LIABILITIES AND EQUITY	3,664,436	3,587,199	77,237	2%

Total Liabilities and Net Equity of the Company increased Ch$ 77,237 million as of March 2020 when compared to December 2019, mainly explained by the following:

➢  Current Liabilities increase Ch$ 42,051 million, or 9%, mainly explained by the following:

❖  A Ch$ 44,206 million increase in Other current financial liabilities mainly an increase in hedging and non-hedging derivative liabilities for Ch$ 40,103 million and interest and indexation accruals on bonds for Ch$ 4,103 million.

❖   A Ch$ 7,107 million increase in Accounts payable to related parties primarily due to a Ch$ 34,797 million increase in the balance of accounts payable to Enel Global Trading S.p.A. related to commodity derivatives offset by a Ch$ 18,095

 • 13 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

million reduction in dividends payable to Enel Chile S.A., and a Ch$ 10,014 million reduction in accounts payable to Enel Distribución Chile for energy sales.

❖  An increase in Current tax liabilities amounting to Ch$ 5,718 million, mainly income tax.

❖  The above is partially offset by a Ch$ 14,070 million reduction in Trade accounts payable and other accounts payable primarily due to a Ch$ 13,686 million reduction in accounts payable to suppliers of goods and services and fixed assets and a reduction in dividends payable to third parties for Ch$ 2,882 million, a Ch$ 3,364 million reduction in accounts payable to employees, partially offset by a Ch$ 9,532 million increase in accounts payable to energy and fuel suppliers.

❖  A Ch$ 1,035 million reduction in Other current non-financial liabilities, mainly explained by a reduction in value added tax debits.

➢  Non - Current liabilities increased Ch$ 86,122 million, an 8%, mainly due to the following:

❖  A Ch$ 115,386 million increase in Other non-current financial liabilities, mainly explained by a Ch$ 76,816 million increase in the balance of bond debt, of which Ch$ 74,067 million is due to higher exchange differences, and Ch$ 2,845 million is due to indexation of UF denominated bond debt, and also explained by a Ch$ 38,571 million increase in hedging and non-hedging derivative liabilities.

❖  The above is partially compensated by a Ch$ 31,168 million reduction in deferred tax liabilities of which Ch$ 27,913 million is explained by the deferred taxes of taxable income losses and Ch$ 3,717 million related to fixed assets.

➢  Net Equity decreased Ch$ 50,936 million when compared to December 2019.

❖  The equity attributable to the shareholders of the parent company decreased Ch$ 52,090 million, explained primarily by other comprehensive results for Ch$ 114,526 million, partly offset by the net income for the period that amounted to Ch$ 62,421 million.

❖  The equity of non-controlling shareholders increased Ch$ 1,154 million, primarily explained by the net income of the period.

 • 14 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

The performance of the main financial ratios is the following:

RATIO		Unit	Mar-20	Dec-19	Mar-19	Chg	Chg %

Liquidity	Liquidity (1)	Times	1.08	1.21	-	(0.13)	(11%)
	Acid-test (2)	Times	1.00	1.15	-	(0.15)	(13%)
	Working capital	Million Ch$	44,575	102,901	-	(58,326)	(57%)
Leverage	Leverage (3)	Times	0.91	0.82	-	0.09	11%
	Short-term debt (4)%		30.5%	30.3%	-	0.2%	1%
	Long-term debt (5)%		69.6%	69.7%	-	(0.2%)	(0%)
	Financial expenses coverage (6)	Times	107.74	-	22.20	85.54	385%
Profitability	Op. income / Op. Revenues	%	21.8%	-	44.4%	(22.6%)	(51%)
	ROE (7)%		4.8%	-	5.8%	(1.0%)	(17%)
	ROA (8)%		2.8%	-	3.6%	(0.8%)	(23%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

-          The current ratio, as of March 31, 2020, reached 1.08 times, which represents an 11% reduction when compared to December 31, 2019.  This reduction is mainly due to the reduction of current accounts receivables from related parties and the increase in other current financial liabilities.

-          The acid test, as of March 31, 2020, was 1.0 times, which represents a 13% reduction when compared to December 31, 2019, which is mainly due to the reduction of current accounts receivables from related parties and the increase in inventories, advance payments and other current financial liabilities.

-          Working capital, as of March 31, 2020, amounted to Ch$ 44,575 million, which represents a Ch$ 58,326 million negative variation when compared to December 2019, mainly due to the reduction of current accounts receivables from related parties and the increase in other current financial liabilities.

 • 15 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

-          The debt ratio was 0.91 times, which means that the level of commitment of Enel Generación Chile equity was 0.91 times for the period ended March 31, 2020.

-          The financial expenses coverage ratio for the period ended March 31, 2020, was 107.74 times, which represents the ability to cover all financial expenses with the EBITDA margin obtained during the respective period of 2020. This increase is mainly due to the better net financial result for the period.

-          The profitability index, calculated by dividing operating income by operating revenue, reached 21.8% as of March 31, 2020, 51% less than the same period of 2019, due to lower operating income this period. If the impact of the early termination of the Anglo American Sur contracts on last year´s results is excluded, this index would have been 27.7% in March 2019.

-          Return on equity of the owners of the controlling shareholder was 4.8% for the year ended March 31, 2020. If the impacts of the extraordinary income of the first quarter of 2019 and the impairment of Tarapacá and Bocamina I power plants booked in June 2019 are excluded, the index would be 15%.

-          Return on assets was 2.8% for the period ended March 31, 2020. If the impacts of the extraordinary income of the first quarter of 2019 and the impairment of Tarapacá and Bocamina I power plants booked in June 2019 are excluded, the return on assets would have been 10.9%.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 6,732 million negative cash flow during the first quarter of 2020, broken down as follows:

CASH FLOW (Million Ch$)	1Q 2020	1Q 2019	Chg	Chg %

Net cash flows from (used in) operating activities	86,340	157,036	(70,696)	(45%)
Net cash flows from (used in) investing activities	(61,396)	(61,245)	(151)	0%
Net cash flows from (used in) financing activities	(31,676)	(105,645)	73,969	(70%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(6,732)	(9,854)	3,122	(32%)

Operating activities generated a Ch$ 86,340 million positive cash flow, which represents a 45% decrease when compared to March 2019. This cash flow is mainly comprised of Ch$ 427,433 million in payments received for sales of goods and services, partially offset by payments to suppliers of good and services for Ch$ 300,812 million, employee-related payments amounting to Ch$ 13,270 million, and tax payments for Ch$ 11,498 million.

Investment activities generated a negative cash flow of Ch$ 61,396 million, mainly explained by the addition of property, plant, and equipment for Ch$ 47,846 million, and related party payments for Ch$ 9,773 million making use of the Centralized Cash Contract.

Financing activities generated a Ch$ 31,676 million negative cash flow. This cash flow is primarily explained by dividend payments for Ch$ 20,977 million and interest payments for Ch$ 10,022 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1Q 2020	1Q 2019	1Q 2020	1Q 2019

Enel Generación Chile	47,730	64,659	23,028	17,002
Pehuenche	116	105	1,830	1,846
GasAtacama Chile	-	6,232	-	8,166

Total Consolidated	47,846	70,996	24,858	27,014

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒     All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	March 31, 2020	December 31, 2019

Fixed Interest Rate	94%	94%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of March 31, 2020, the Company held swaps for 1,170 kTon of Coal API2 to be settled in 2020, 408 kBbl of Brent Dated to be settled in 2020 and 617 kBbl of Brent oil to be settled in 2021. Additionally, a Call Option was sold for 6.7 TBtu related to the formula of the LNG contract that Enel Generación has with British Gas.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and for 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

As of March 31, 2020, the Enel Generación Chile Group’s liquidity was Ch$ 9.600 million in cash and cash equivalents. As of December 31, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 13,488 million in cash and cash equivalents.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 127,666 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2020

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Michele Siciliano
		Name:	Michele Siciliano
		Title:	Chief Executive Officer

Date: May 04, 2020